UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ARDAGH GROUP S.A.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Shares, nominal value €0.01 per share

(Title of Class of Securities)

L0223L101

(CUSIP Number of Ordinary Shares)

Ardagh Metal Beverage USA Inc.

8770 W. Bryn Mawr Avenue

Chicago, IL 60631

United States

(773) 399 3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Richard Alsop, Esq.

Lara Aryani, Esq.

Clare O’Brien, Esq.

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

(212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$1,230,026,959	$134,195.95

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 18,672,136 of the Class A Common Shares, with a nominal value of €0.01 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021, by multiplying the transaction valuation by 0.0001091.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $134,195.95	Filing Party: Ardagh Metal Packaging S.A.
Form or Registration No.: 333-259225	Date Filed: September 1, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed on September 7, 2021, as amended by Amendment No. 1 thereto, filed on October 6, 2021, by Ardagh Group S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg having its registered office at 56, Rue Charles Martel, L-2134 Luxembourg, Luxembourg and registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B 160804 (“AGSA”), in relation to its offer to exchange all issued and outstanding AGSA Class A Common Shares, with a nominal value of EUR 0.01 per share (each, an “AGSA Share”) for shares, with a nominal value of EUR 0.01 per share (“AMPSA Shares”), of Ardagh Metal Packaging S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg having its registered office at 56, Rue Charles Martel, L-2134 Luxembourg, Luxembourg and registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under registration number B 251465 (“AMPSA”). This is a final amendment reporting the results of the exchange offer.

Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2.

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On October 12, 2021 the Company issued a press release announcing the final results of the exchange offer, which expired at 11:59 p.m., New York City time, on October 5, 2021. A copy of such press release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBIT INDEX

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(C)	Press Release, dated October 12, 2021.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ardagh Group S.A.

Dated: October 12, 2021	By:	/s/ David Matthews
Name: David Matthews
Title: Chief Financial Officer